UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________________________

FORM 11-K
______________________________________________________________

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-37875
_____________________________________________________________

A.Full title of the plan:

FirstBank 401(k) Savings Plan & Trust

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

FB Financial Corporation
211 Commerce Street, Suite 300
Nashville, TN 37201

FirstBank 401(k) Savings Plan & Trust
Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Committee, Plan Administrator, and Plan Participants of the FirstBank 401(k) Savings Plan and Trust

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of FirstBank 401(k) Savings Plan and Trust (the “Plan”) as of December 31, 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes to the financial statements (collectively, “the financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Report on Supplemental Information
The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ HORNE LLP

We have served as the Plan’s auditor since 2020.

Memphis, Tennessee
June 30, 2020

FirstBank 401(k) Savings Plan & Trust
Statement of Net Assets Available for Benefits
As of December 31, 2019

2019
Assets
Cash	$228,384
Investments at fair value:
Mutual funds	60,591,422
FB Financial Corporation common stock	75,064
Total investments	60,666,486

Contributions receivable:
Employer	142,637
Participants	394,240
536,877

Net assets available for benefits	$61,431,747
See accompanying notes to the financial statements.

FirstBank 401(k) Savings Plan & Trust
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2019

Additions
Investment income
Net appreciation in fair value of investments	$9,307,650
Interest and dividends	940,719
10,248,369
Contributions
Participants	7,104,557
Employer	2,560,004
Rollovers	800,739
Total contributions	10,465,300
Total additions	20,713,669

Deductions
Benefits paid to participants	6,993,025
Administrative expenses	204,049
Total deductions	7,197,074
Net increase	13,516,595

Net assets available for benefits, beginning of year	47,915,152
Net assets available for benefits, end of year	$61,431,747
See accompanying notes to the financial statements.

FirstBank 401(k) Savings Plan & Trust
Notes to Financial Statements
December 31, 2019
Note 1. Description of the Plan

The following description of the FirstBank 401(k) Savings Plan and Trust (the “Plan”) provides only general information. Participants should refer to the plan agreement for a complete description of the Plan’s provisions.

General:

The Plan is a defined contribution plan covering substantially all employees of FB Financial Corporation (the "Plan Sponsor") who have completed 90 days of full-time service or 12 months of part-time service and have attained the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Plan assets are held in trust by State Street Bank and Trust Company (the “Trustee”).

Plan amendments:

Effective January 1, 2019, the Plan's Retirement Committee introduced shares of FB Financial Corporation common stock as an investment option for the Plan. Also, effective January 1, 2019, participants were granted the ability to invest up to 20% of their respective plan accounts into FB Financial Corporation common stock. Employer matching contributions are invested according to the same investment elections each participant has established for their deferral contributions.

Concurrent with the introduction of shares of FB Financial Corporation common stock as an investment option for the Plan, the Plan is being treated as a new plan coming into existence as of January 1, 2019, pursuant to the reporting requirements under Section 15(d) of the Securities Exchange Act of 1934.

On April 5, 2019, the Plan Sponsor entered into an agreement to purchase 14 branches in Tennessee and Georgia from Atlantic Capital Bank, N.A., a wholly-owned subsidiary of Atlantic Capital Bancshares, Inc. Following consummation of the purchase, the employees of the acquired branches were given the option to continue to maintain, or to rollover their accounts in a plan sponsored by their previous employer. In connection with the purchase, the Plan was amended effective April 5, 2019, to recognize prior service with Atlantic Capital Bank, N.A. for purposes of eligibility and vesting.

Contributions:

Each year, participants may contribute pre-tax and/or Roth amounts up to the limitations set forth in the Internal Revenue Code (“IRC”), as defined in the Plan. Additionally, participants who have attained the age of 50 before the end of the plan year are also eligible to make catch-up contributions up to the limitations set forth in the IRC. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate initially set at three percent of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant. The Plan Sponsor has elected to make matching contributions on a payroll basis in the amount of 50 percent on the first six percent of eligible compensation, as defined, that individual participants contributed to the Plan for 2019. Changes in the amount of the matching contribution made by the Plan Sponsor is at the discretion of the Plan Sponsor’s board of directors.

FirstBank 401(k) Savings Plan & Trust
Notes to Financial Statements
December 31, 2019
Participant accounts:

Each participant’s account is credited with the participant’s contributions, Plan Sponsor matching contributions, and Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances or specific participant transactions, as defined. The benefit to which a participant is entitled is the balance in the participant’s vested account.

Vesting:

Participants are vested immediately in their voluntary contributions plus earnings thereon. Vesting in the Plan Sponsor’s matching contribution portion of their accounts is based on years of continuous service. Vesting is on a ratable, three year graduated basis, and participants are 100 percent vested after three years of credited service.

Payment of benefits:

On termination of service, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in either a lump-sum amount or other installment options as provided by the Plan. Hardship distributions are permitted upon demonstration of financial hardship, as defined. All fully vested balances are available for distribution after the participant reaches the age of 59 1/2.

Forfeited accounts:

At December 31, 2019, forfeited accounts totaled $180,757. These accounts are used to a) pay plan expenses, and b) to reduce future Plan Sponsor contributions. During 2019, plan expenses of $72,146 were paid from forfeited accounts. Plan Sponsor contributions were not reduced by forfeited accounts in 2019.

Note 2. Summary of Significant Accounting Policies

Basis of accounting:

The financial statements of the Plan are prepared on the accrual basis of accounting, and in accordance with the financial reporting requirements of ERISA.

Use of estimates:

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

Cash:

The Plan’s cash accounts consist of both interest-bearing and non-interest bearing accounts. The Plan had outstanding cash balances of $228,384 at December 31, 2019, of which $223,878 is interest-bearing.

Investment valuation and income recognition:

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Retirement Committee determines the Plan’s valuation policies utilizing information provided by the Trustee. See Note 3 for discussion of fair value measurements.

FirstBank 401(k) Savings Plan & Trust
Notes to Financial Statements
December 31, 2019
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of benefits:

Benefits are recorded when paid.

Expenses:

Certain expenses of maintaining the Plan are paid directly by the Plan Sponsor and are excluded from these financial statements. Fees related to the administration of distributions are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation in fair value of investments.

Recently issued accounting pronouncements:

In August 2018, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) No. 2018- 13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. ASU 2018-13 is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. An entity is permitted to early adopt any removed or modified disclosures and delay adoption of the additional disclosures until their effective date. The adoption of ASU 2018-13 is not expected to have a material impact on the financial statements.

Note 3. Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include:

• Quoted prices for similar assets or liabilities in active markets;
• Quoted prices for identical or similar assets or liabilities in inactive markets;
• Inputs other than quoted prices that are observable for the asset or liability;
• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019.

FirstBank 401(k) Savings Plan & Trust
Notes to Financial Statements
December 31, 2019
Cash: Consists of both interest-bearing and non-interest bearing accounts held by the Trustee. Interest-bearing accounts are considered highly liquid with maturities of three months or less when purchased.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

FB Financial Corporation common stock: Valued at the closing price reported on the active market on which the security is traded.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value:

	December 31, 2019
	Level 1	Level 2	Level 3	Total

Cash	$228,384	$—	$—	$228,384
Mutual funds	60,591,422	—	—	60,591,422
FB Financial Corporation common stock	75,064	—	—	75,064
	$60,894,870	$—	$—	$60,894,870

Note 4. Related-Party and Party in Interest Transactions

Effective January 1, 2019, the Plan introduced shares of the Plan Sponsor’s common stock as an investment option for participants. Participants have the ability to invest up to 20% of their respective plan accounts into the Plan Sponsor’s common stock. Employer matching contributions are invested according to the same investment elections each participant has established for their deferral contributions. At December 31, 2019, the Plan held $75,064 of the Plan Sponsor’s common stock.

Subsequent to December 31, 2019, the Plan received $536,877 in contributions related eligible participant compensation earned in 2019, of which included a matching contribution made by the Plan Sponsor in the amount of $142,637.

Certain Plan investments are managed by TransAmerica Retirement Solutions, LLC. TransAmerica Retirement Solutions, LLC is the recordkeeper as defined by the Plan and, therefore, these transactions qualify as party in interest transactions. Fees incurred by the Plan for the investment management services are included in net appreciation in fair value of the investment, as they are paid through revenue sharing, rather than a direct payment. The Plan made direct payments to the third party administrator totaling $105,782 which were not covered by revenue sharing. The Plan Sponsor directly pays any other fees related to the Plan’s operations.

Note 5. Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

FirstBank 401(k) Savings Plan & Trust
Notes to Financial Statements
December 31, 2019
Note 6. Tax Status

The Plan Sponsor has adopted the Plan based on a volume submitter plan document sponsored by TransAmerica Retirement Solutions, LLC. TransAmerica Retirement Solutions, LLC has received an opinion letter from the IRS dated March 31, 2014, that states that the form of the volume submitter plan is acceptable under Section 401 of the IRC. The Plan has been amended since the volume submitter plan received the opinion letter. The Plan Sponsor and the plan administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the 2019 statement of net assets available for benefits. See Note 8.

Note 8. Subsequent Events

Management has evaluated subsequent events through June 30, 2020, the date that the financial statements were issued and determined that there have been no events that have occurred that would require adjustments to our disclosures in the financial statements except for the matters described in the following paragraphs.

The Coronavirus Disease 2019 (“COVID-19”) could materially and adversely affect the Plan, its operations, and its performance. Government imposed quarantines have caused market performance of the investments to decline. Additionally, on March 27, 2020, the Coronavirus Aid, Relief and Economic Security (“CARES”) Act was enacted which provides for Plan, Plan Sponsor, and participant relief. The Plan has adopted the withdrawal provision of the CARES Act. This allows qualified participants to make distributions up to $100,000 from January 1, 2020 to December 31, 2020. The distributions are not subject to the early 10% distribution penalty as set forth in the IRC, have no mandatory withholding at the time of distribution, and can be included in taxable income over a three year period.

The Plan Sponsor is unable to accurately predict how COVID-19 will affect the results of the Plan operations because of the severity and duration of the pandemic are uncertain. However, while it is premature to accurately predict the ultimate impact of these developments, the Plan’s results for the year ended December 31, 2020 may be materially impacted.

FirstBank 401(k) Savings Plan & Trust
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) EIN 62-1216058, Plan No. 001
As of December 31, 2019

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, and par or maturity value	Cost	Market value

	*State Street Bank & Trust Co.	Cash Reserve Account, interest-bearing		$223,878

	* FB Financial Corporation	FB Financial Corporation common stock	**	$75,064

	American Funds	American Funds 2010 Trgt Date Retire R6	**	$773,796
	American Funds	American Funds 2015 Trgt Date Retire R6	**	1,239,630
	American Funds	American Funds 2020 Trgt Date Retire R6	**	4,735,835
	American Funds	American Funds 2025 Trgt Date Retire R6	**	8,162,807
	American Funds	American Funds 2030 Trgt Date Retire R6	**	8,605,413
	American Funds	American Funds 2035 Trgt Date Retire R6	**	9,288,121
	American Funds	American Funds 2040 Trgt Date Retire R6	**	4,786,921
	American Funds	American Funds 2045 Trgt Date Retire R6	**	4,490,772
	American Funds	American Funds 2050 Trgt Date Retire R6	**	2,520,489
	American Funds	American Funds 2055 Trgt Date Retire R6	**	1,451,468
	American Funds	American Funds 2060 Trgt Date Retire R6	**	391,390
	American Funds	American Funds Balanced R6	**	150,147
	American Funds	American Funds Growth Fund of America R6	**	1,531,517
	American Funds	American Funds New Perspective R6	**	1,018,957
	American Funds	American Funds Washington Mutual R6	**	724,622
	Harbor	Harbor Small Cap Growth Retirement	**	549,426
	Lord Abbett	Lord Abbett High Yield R6	**	181,198
	MassMutual	MassMutual Select Mid Cap Growth I	**	532,832
	MFS	MFS Total Return Bond R6	**	150,894
	Schwab	Schwab Small Cap Index	**	527,917
	* Transamerica	Transamerica International Equity R6	**	384,078
	Vanguard	Vanguard 500 Index Adm	**	3,164,471
	Vanguard	Vanguard Federal Money Market	**	2,140,108
	Vanguard	Vanguard LifeStrategy Conservative Growth	**	30,014
	Vanguard	Vanguard LifeStrategy Growth	**	332,157
	Vanguard	Vanguard LifeStrategy Income	**	56,835
	Vanguard	Vanguard LifeStrategy Moderate Growth	**	96,752
	Vanguard	Vanguard Mid Cap Index Adm	**	881,789
	Vanguard	Vanguard Short Term Investment Grade Adm	**	1,192,872
	Well Fargo Funds	Wells Fargo Spec Mid Cap Val R6	**	346,929
	Delaware Funds	Delaware Small Cap Val Instl	**	151,265
				$60,591,422

				$60,890,364

*	Indicates a party-in-interest to the Plan
**	Cost information omitted due to participant directed funds

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FirstBank 401(k) Savings Plan and Trust

/s/ Beth W. Sims
June 30, 2020	Beth W. Sims Chairman of the Retirement Committee of the Board of Directors

/s/ Michael M. Mettee
June 30, 2020	Michael M. Mettee Interim Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Horne LLP